CHINA MEDIA GROUP CORPORATION

May 14, 2007

Larry Spirgel, Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	China Media Group Corporation File No. 333-141381

Dear Mr. Spirgel,

On behalf of the registrant, as agent for service, I hereby respectfully request acceleration of the effective date of the above-referenced registration statement on Form SB-2, as amended, to Monday, May 14, 2007, or as soon thereafter as practicable. There has been no distribution of the preliminary prospectus.

The registrant acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention and cooperation.

Sincerely,

/s/ Con Unerkov

cc: Paul Fischer, Esq.

1803 Chinachem Tower, 34-37 Connaught Road, Central, Hong Kong
Tel: +852 3171 1208 ext 222 Fax: +852 3171 1206